Filed Pursuant to Rule 433
Registration No. 333-134553

FX Basket-Linked Note

Preliminary Terms and Conditions

“High Yield Digital Plus Basket”

June 18, 2007

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Brazilian Real (BRL), Indian Rupee (INR), Mexican Peso (MXN) and Turkish Lira (TRY), in each case relative to the U.S. Dollar (USD).  If the Basket Return, which is linked to the performance of the long currencies vs. the USD, is greater than zero but less than 0.0575 on the Valuation Date (that is, the Basket Return has increased by up to 5.75%), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount of 11.50% multiplied by that principal amount.  If the Basket Return is greater than or equal to 0.0575 on the Valuation Date (that is, the Basket Return has increased by 5.75% or more), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an Additional Amount equal to the principal amount of the notes multiplied the product of 200% (the Leverage) and the Basket Return (that is, the amount by which the Basket Return exceeds zero).  If the Basket Return on the Valuation Date is less than zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Valuation Date	Maturity Date – [4] Valuation Business Days, provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below)

Maturity Date	Issue Date + 12 months

Reference Currencies	Brazilian Real (BRL), Indian Rupee (INR), Mexican Peso (MXN), and Turkish Lira (TRY)

Reference Exchange Rate	The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Leverage	[200]%

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount

Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:

	0.0%		If the Basket Return is less than or equal to 0.0

	11.5%		if the Basket Return is greater than 0.0 but less than 0.0575; or

	Leverage * Basket Return		if the Basket Return is greater than or equal to 0.0575

Basket Return	The sum of the Weighted Currency Returns.

Weighted Currency	For each Reference Currency:	{	Initial Reference Currency Rate – Settlement Rate	}
Returns	Weighting *		Initial Reference Currency Rate

Weightings and Initial	The Initial Currency Amount for the USD and each Reference Currency is as set forth below:
Reference Currency
Rates	Reference Currency		Weighting	Initial Reference Currency Rates
	BRL		25%	[TBD]
	INR		25%	[TBD]
	MXN		25%	[TBD]
	TRY		25%	[TBD]

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Settlement Rate	For each Reference Currency as set forth below:
Option and Valuation
Business Day	Reference Currency	Screen Reference	Valuation Business Day
	Brazilian Real (BRL)	BRFR	Brazilia, Rio de Janiero or São Paulo; and New York

	Indian Rupee (INR)	RBIB	Mumbai and New York

	Mexican Peso (MXN)	USDMXNFIX=	Mexico City and New York

	Turkish Lira (TRY)	The TRY/EUR fixing rate on ECB37 divided by the USD/EUR fixing rate on ECB37	TARGET and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Business Day	New York

Business Day	Following
Convention

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

	o	for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

o

for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for MXN and TRY only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

	(C)	the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP: [TBD] ISIN: [TBD]

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending June 13, 2004 through the week ending June 17, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the Value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional

Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending June 13, 2004 through the week ending June 17, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on June 18, 2007, based upon Initial Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the Initial Currency Rates for the Reference Currencies (which will be determined on the Trade Date) and hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and consequently of the Basket Return.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, INR, TRY and MXN each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0789, which is greater than 0.0575, and therefore an Additional Amount of 15.77%, and a Redemption Amount of 115.77%, times the principal amount of the notes.

Because the Basket Return is 0.0789, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,157.70 per $1,000 note (reflecting an Additional Amount of 15.77% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 200% * 0.0789) = $1,157.70 The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	1.8218	0.0142
INR	40.685	25%	37.685	0.0184
TRY	1.3237	25%	1.237	0.0164
MXN	10.8984	25%	9.5984	0.0298

			Basket Return =	0.0789

			Leverage =	200%

			Additional Amount =	15.77%
			Redemption Amount =	115.77%

Example 2: BRL, INR, TRY and MXN each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0457, which is greater than zero but less than 0.0575, and therefore an Additional Amount of 11.5%, and a Redemption Amount of 111.5%, times the principal amount of the notes.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	1.8718	0.0078
INR	40.685	25%	38.685	0.0123
TRY	1.3237	25%	1.297	0.0050
MXN	10.8984	25%	9.9984	0.0206

			Basket Return =	0.0457

			Additional Amount =	11.50%
			Redemption Amount =	111.50%

Example 3: BRL, INR, TRY and MXN each depreciate relative to their Initial Currency Rates, resulting in a Basket Return of -0.0661, and because the Basket Return is less then zero an Additional Amount of zero, and a Redemption Amount of 100%, times the principal amount of the notes.

Because the Basket Return is -0.0661, which is less than zero, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note), calculated as follows:

Redemption Amount = $1,000.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	2.1018	–0.0220
INR	40.685	25%	41.485	–0.0049
TRY	1.3237	25%	1.3975	–0.0139
MXN	10.8984	25%	11.9982	–0.0252

			Basket Return =	–0.0661

			Additional Amount =	0%
			Redemption Amount =	100%

Example 4: BRL, INR each depreciate relative to their Initial Currency Rates while TRY and MXN each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0856, which is greater than 0.0575, and therefore an Additional Amount of 17.13%, and a Redemption Amount of 117.13%, times the principal amount of the notes. Because the Basket Return is 0.0856, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,171.30 per $1,000 note (reflecting an Additional Amount of 17.13% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 200% * 0.0856) = $1,171.30

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	2.0218	–0.0116
INR	40.685	25%	41.685	–0.0061
TRY	1.3237	25%	0.934	0.0736
MXN	10.8984	25%	9.5984	0.0298

			Basket Return =	0.0856

			Leverage =	200%

			Additional Amount =	17.13%
			Redemption Amount =	117.13%

Example 5: MXN, INR each depreciate relative to their Initial Currency Rates while TRY and BRL each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of 0.0233, which is greater than zero but less than 0.0575, and therefore an Additional Amount of 11.5%, and a Redemption Amount of 111.5%, times the principal amount of the notes.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	1.8218	0.0142
INR	40.685	25%	41.685	–0.0061
TRY	1.3237	25%	1.184	–0.0264
MXN	10.8984	25%	11.384	–0.0111

			Basket Return =	0.0233

			Additional Amount =	11.5%
			Redemption Amount =	111.5%

Example 6: MXN, BRL each depreciate relative to their Initial Currency Rates while TRY and INR each appreciate relative to their Initial Currency Rates, resulting in a Basket Return of -0.0429, which is less  than zero, and therefore an Additional Amount of 0%, and a Redemption Amount of 100%, times the principal amount of the notes.

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Weighting	Hypothetical Settlement Rate (on Valuation Date)	Weighted Currency Return
BRL	1.9318	25%	2.1218	–0.0246
INR	40.685	25%	38,685	–0.0123
TRY	1.3237	25%	1.184	–0.0264
MXN	10.8984	25%	13.384	–0.0570

			Basket Return =	–0.0429

			Additional Amount =	0%
			Redemption Amount =	100%